Exhibit 99.16

Adevinta ASA (ADE) – Final results of the rights issue

Oslo, 14 November 2019

Further to the stock exchange announcement on 12 November 2019 regarding preliminary results of the rights issue in Adevinta ASA (the “Company”), final allocation of the new shares in the rights issue has now been completed.

A total of 3,749,575 new shares have been allocated to subscribers pursuant to validly exercised subscription rights at the end of the subscription period. In the rights issue 81 subscription rights entitled the holder to one new share in the Company. Oversubscription and subscriptions without subscription rights were not permitted.

Notifications of allocated new shares and the corresponding subscription amount to be paid by each subscriber who has been allocated shares will be distributed during the course of today. The payment date for the new shares is 18 November 2019.

The new shares may not be transferred or traded before they have been fully paid and the share capital increase pertaining to the rights issue has been registered in the Norwegian Register of Business Enterprises. The Company expects that the share capital increase will be registered in the Norwegian Register of Business Enterprises on or about 21 November 2019.

The new shares will be transferred to the subscribers’ VPS accounts on or about 22 November 2019 and admitted to trading on the Oslo Stock Exchange on or about the same date.

The remaining 51,038 shares that have not been allocated, will be subscribed by the underwriter Sakndinaviska Enksilda Banken AB (publ) Oslo branch, who will sell the subscribed amount of new shares in the market and distribute the net proceeds from such sale to holders of subscription rights held upon expiry of the subscription period. There will be no payment of amounts under NOK 50 to a single holder of subscription rights.

This information is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Adevinta:

Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.

For more information on Adevinta ASA please visit:

www.adevinta.com/

For further information, please contact:

Jo Christian Steigedal

Investor Relations

E-mail: ir@adevinta.com

IMPORTANT NOTICE TO U.S. SHAREHOLDERS

The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.